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Stonehedge Gardens

Holistic Wellness

51 Dairy Road
Tamaqua, PA 18252
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THE PITCH
Stonehedge Gardens is seeking investment to restore and expand its arts & holistic learning center in Eastern PA.
Renovating Location
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STONEHEDGE PBC - HISTORY & FUTURE VISION

Stonehedge Gardens & Holistic Learning Center is a 21.5-acre, landscaped sanctuary with walking trails, ponds and perennial gardens located in Tamaqua, in Northeastern Pennsylvania. Stonehedge provides a healing, sacred, inclusive environment for the cultivation of community and personal transformation through wellness, art, holistic education and connection with nature. Bringing people together to heal, inspire and thrive.

Founded by 2 local artists & avid gardeners, Stonehedge has a 50+ year history of hosting events and programs on holistic wellness, art, music and permaculture. Stonehedge Gardens, Inc., a 501(c)3 non-profit was established in 1998 to support the development of this programming. Stonehedge Public Benefit Corporation (PBC) was established in 2021 to manage the growth of Stonehedge as a holistic learning center.
Stonehedge PBC holds a one-third ownership interest in Stonehedge LLC, the owner of the property at 51 Dairy Road, Tamaqua, PA
Investment in the infrastructure of Stonehedge will support the expansion of programming & events taking place on the property
Additionally, investment will enhance the overall visitor experience by offering a natural food cafe, a co-working space, an artisan's shop and a glamping operation
Expansion will be accomplished through strategic partnerships for the cafe and glamping operations. Letters of Intent have been signed to establish these partnerships.
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STONEHEDGE GARDENS & HOLISTIC LEARNING CENTER
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STONEHEDGE PRESENTATION
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OVERHEAD VIEW OF STONEHEDGE PROPERTY

Capital Improvements: 1) Welcome Center, Shop, Workshop Spaces & 2) Cafe, Co-Working & Event Space

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Use of Funds

Stonehedge PBC is seeking $400,000 in financing through Regulation Crowdfunding in the form of a preferred stock offering to fund the growth and development of Stonehedge Holistic Learning Center. Of this amount, $270,000 will be allocated to capital improvements and $130,000 will provide working capital, primarily to be used for hiring staff and for other operating expenses during the reconstruction period.

Of the $270,000 allocated to capital improvements, $80,000 is targeted for improving workshop, retail and public restroom spaces in the main building (#1 on the map above).

Other capital improvements include:

$50,000 for restoration of the summer house building (#2 on the map). This includes upgrading of the kitchen facilities and the event/co-working spaces.

$90,000 to establish the initial infrastructure for glamping operations. This includes building of platforms for tents and the design & implementation of a circular sanitation solution (composting toilets & other)

$50,000 for landscaping and restoration of outdoor spaces. Using permaculture principles and expert advice, we will restore the watershed along the creek and clear dead ash trees from the property that were affected by the recent ash blight. These improvements will also complement the development of the glamping operation.

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BUSINESS MODEL

Historically, Stonehedge has earned revenue through its programming activities and through private rentals for weddings and other private events. This activity was supplemented by an artisan's gift shop.

With the passing of the original co-founder in late 2018, the last 3 years (2019-2022) have been spent restoring the physical infrastructure and establishing a new organizational structure to enable Stonehedge to realize its full potential as a holistic learning center.

Stonehedge Gardens, Inc., the non-profit that was established in 1998, will continue to develop cutting-edge holistic programming through a revenue sharing agreement with Stonehedge PBC. In addition to holistic programming and events, Stonehedge PBC will expand the overall visitor experience by offering a natural food cafe, a co-working space, expanded glamping/camping operations and an expanded retail store. A more detailed description of these profit centers is presented below.

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PROGRAMMING

Investment in outdoor & indoor structures will allow us to expand the number and quality of workshops & events that are currently offered:

Permaculture - Natural Building Workshops, Design Courses & more.
Arts - Music, Dance, Painting, Pottery, Sculpture, Art Classes & more.
Health & Wellness - Movement, Bodywork, Breathwork & more.
Spirituality - Yoga/Meditation Retreats, Indigenous Ceremonies & more.
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NATURAL FOOD CAFE

Investment in a commercial kitchen and entering a partnership with a well-known local natural food restaurant will allow us to accomplish our vision of a local, organic and seasonal cafe with indoor and outdoor dining.

Cafe will also be a co-working space during the week and an event space on weekends for small concerts and open mics
An outdoor cooking & dining space with a wood-fired pizza oven will also be a part of the future plans for the cafe
The cafe operation will be supported by the local community, weekend workshops and events, weekday co-working space; catering to weddings and private events and to campers and glampers
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GLAMPING

Investment in glamping structures and in composting toilet and other supporting facilities will allow us to establish a small glamping operation to support weekend retreats and overnight stays for private events.

Letter of Intent signed for joint venture to establish 15-20 glampsites
Glamping options will include canvas tents, geodesic domes and a converted school bus
Glamping is extremely popular and is expected to grow at an annual rate of 11%, growing the market from $2.5 billion in 2022 to nearly $6 billion in 2030
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RETAIL SHOP / WELCOME CENTER

The artisan's shop / general store will also serve as a welcome center and meeting place for Stonehedge.

The shop carries a variety of hand-crafted creations by local artists, local farm products (including honey from bees on our property!), and other items related to our mission, such as books, candles, incense & crystals.

A memorial library highlighting the art and books of the original owners will be created in space adjacent to the shop

THE TEAM

TOM MOROZ

Co-director

Tom has been connected with the Stonehedge vision since he was a teenager and was a close friend of both of the original founders. He has an MBA-Finance and brings over 30 years of corporate finance experience from both the for-profit and non-profit sectors. He was a management consultant for Deloitte, an international accounting firm and was the head of finance for a large hotel operation in NYC as well as the head of regional finance for the Open Society Foundations, an international human rights foundation with an annual operating budget of nearly $1 Billion.

LinkedIn Bio

RICHARD LANE

Co-director

Dick Lane is the Co-Director of Stonehedge Holistic Learning Center and was the founding President of Stonehedge Gardens, Inc., the non-profit that has developed holistic programming at Stonehedge since 1998. Dick has more than 30 years of prior work experience in Human Services programming at the executive administration level. His acquired wisdom, knowledge & compassion are an asset to Stonehedge's holistic initiative development. Dick is also an author and poet.

Carly Brand

Programming Coordinator

Mary DiMeglio

Marketing Coordinator

Monica Mooncraft

Graphic Design / Marketing

Monica develops her creative digital skills as a freelance graphic designer for a thriving Non-Profit, Dance Medicine Philly, since 2018. She's designed digital content for the Teyuna Foundation in support of the indigenous Colombian Elders, and continues to flourish in creativity for her booze-free business, Mooncraft Elixir Bar. She is always open to expand her artistic capabilities and now brings life to visions, fundraisers and events at Stonehedge Gardens & Harmonic Earth Festival for their team's graphic and marketing needs.

Kendra Prescott

Glamping Joint Venture Partner

Natalie Valeriano

Cafe Joint Venture Partner

Wendy Landiak

Cafe Joint Venture Partner

This is a preview. It will become public when you start accepting investment.

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Renovation of Workshop & Retail Spaces $30,000

Renovation of Kitchen / Cafe Facilities $20,000

Build Out Glamping Infrastructure $20,000

Landscaping / Grounds Restoration $10,000

Working Capital $14,000

Mainvest Compensation $6,000

Total $100,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $357,600 $770,050 $1,032,000 $1,083,996 $1,138,196

Cost of Goods Sold $159,400 $375,450 $495,360 $501,506 $507,348

Gross Profit $198,200 $394,600 $536,640 $582,490 $630,848

EXPENSES

Staff Costs $79,925 $167,900 $213,900 $213,900 $213,900

General & Administrative $44,950 $56,600 $69,600 $69,600 $69,600

Repairs & Maintenance $12,000 $15,000 $15,000 $15,000 $15,000

Utilities $11,100 $12,850 $12,850 $12,850 $12,850

Operating Profit $50,225 $142,250 $225,290 $271,140 $319,498

This information is provided by Stonehedge Gardens. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

2021 Balance Sheet

2021 Income Statement

Stonehedge Pitch Deck.pdf

PBC Financial Projections_2022.pdf

Investment Round Status

Target Raise $100,000

Maximum Raise $400,000

Amount Invested $0

Investors 0

Investment Round Ends April 11th, 2022

Summary of Terms

Legal Business Name Stonehedge PBC

Investment Structure Revenue Sharing Note

Investment Multiple 1.6×

Business's Revenue Share %

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Financial Condition

Stonehedge PBC (the "Company" or "Stonehedge") is a newly established entity formed for the purpose of conducting the operating activities at the property at 51 Dairy Road. Stonehedge entered into a long-term property management agreement with Stonehedge LLC in 2022. Additionally, Stonehedge PBC has a 1/3rd ownership interest in Stonehedge LLC. We note that as of the filing of the Form C, the Company did not yet have operations, other than the ownership stake in Stonehedge LLC. Therefore, we have largely considered the financial condition of Stonehedge LLC along with the condition of Stonehedge PBC in our discussion of financial condition.

As a result of the passing of the last of the original co-founders of Stonehedge in late 2018, the last 3 years (2019-2022) have been a period of restructuring of both the physical and organizational structures of Stonehedge with very little operating activity taking place aside from a few small events and private rentals.

Stonehedge LLC's revenue was $18,811 in 2021 and $3,454 in the prior year. Stonehedge LLC's operating expenses in 2021 were $73,788 and $40,876. The majority of operating expenses in both years were associated with reorganizing the Stonehedge structures and the establishment of Stonehedge PBC. As a result of this focus on non-operating activity, Stonehedge LLC had negative profits in both 2020 and 2021 at ($47,548) and ($66,428), respectively.

We note that Stonehedge LLC's liquidity position is tight, with total current assets at 12/31/2021 at $2,515 compared to current liabilities of $55,852, though a bulk of the current liabilities ($30,262) are amounts due to the current owners of Stonehedge LLC.

As of 12/31/2021, Stonehedge LLC has real estate and capital improvements of $248,187, which have largely been financed with a mortgage, which has a 12/31/2021 balance of $155,704.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Each prospective investor is hereby advised to carefully read and consider the following risk factors and all other materials provided in determining whether or not to invest.

The following list of risk factors and the risk factors stated elsewhere in this offering statement are not intended and should not be understood as an exhaustive list of all risks related to an investment.

Access to Capital

We require outside capital to fund the expansion of our facilities, operations, and programs. Without access to capital our ability to create the improvements, hire and keep qualified staff, generate revenue, and grow operations to a profitable scale would be significantly limited.

Permitting and licensing

The upgrades and improvements to the property, including the development and buildout of the café and camping facilities will require us to secure the proper permits and use licensing. Our ability to operate the full scope of our vision for the property will be determined by our ability to comply with local zoning and use laws.

General Economic Conditions

Our business depends on stable local, national, and global economies where people feel safe, and are willing to spend their money on goods and services. Complex, hostile, or downward economic shifts may harm our business.

Employee Turnover

We depend on the services of key employees, whose knowledge and relationships would be difficult to replace. Our business may be harmed if we are unable to attract or retain qualified employees.

Customer Default

The cash flow of our business is impacted by the payment patterns of our customers. Late or nonpayment by customers can harm our business.

Sales and Customer Retention

Our ability to be profitable depends on gaining a steady stream of paying customers and maintaining their trust and satisfaction with our offerings. Our failure to do so would lead to the failure of our business. Our business will be a "high-touch" venture, meaning that customer acquisition and retention will be time-consuming, and our failure to meet that demand or use our time wisely may be detrimental to our business.

Competition

There is a chance that if our business is successful, that our format will be copied by a larger entity, potentially harming our viability.

Change in use of proceeds

We may revise the use of proceeds of this offering. This offering statement describes our current intentions regarding use of proceeds of this offering. However, we will remain free to use such proceeds in a different manner, based on the judgment of our officers and directors. Companies in the early stages of growth and expansion often need to pivot to stay afloat. Failure to use such proceeds effectively could harm the business and financial condition of the company.

A crowdfunding investment involves risk.

You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Valuation

The valuation of private companies, especially in early stage companies and startups is difficult to assess. The price you pay for your investment may have a material impact on your eventual return, if any at all.

No tax advice

No representation or warranty of any kind is made by Traipse, Traipse's officers or agents, or any of Traipse's counsel or other professional advisors with respect to any tax consequences of any investment in the Notes. EACH PROSPECTIVE INVESTOR SHOULD SEEK THE INVESTOR'S OWN TAX ADVICE CONCERNING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES.

This information is provided by Stonehedge Gardens. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

Investor Discussion

Stonehedge Gardens isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.

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